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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   December, 1999
                                           --------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS
                                 ---------------------

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AMVESCAP PLC
351609
IMMEDIATE RELEASE  14 DECEMBER 1999
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 0171-454 3942


      Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)    NAME OF COMPANY                     2)   NAME OF DIRECTOR

      AMVESCAP PLC                             MICHAEL CEMO
 ...............................................................................
3)    Please state whether                4)   Name of the registered
      notification indicates                   holder(s) and, if more
      that it is in respect                    than one holder, the
      of holding of the                        number of shares held
      Director named in 2                      by each of them. (If
      above or holding of                      notified).
      that person's spouse
      or children under the
      age of 18 or in respect
      of a non-beneficial interest.

      NOTIFICATION IS IN RESPECT
      OF A NON-BENEFICIAL                           -
      INTEREST OF THE DIRECTOR
      NAMED IN 2 ABOVE.
 ...............................................................................
5)    Please state whether
      notification relates to             6)   Please state the nature
      a person(s) connected                    of the transaction and
      with the Director named                  the nature and extent of
      in 2 above and identify                  the directors interest
      the connected person(s).                 in the transaction.

      AS 3 ABOVE
                                               SALE OF SHARES BY A
                                               CHARITABLE FOUNDATION
                                               OF WHICH MR. CEMO IS A TRUSTEE.
 ...............................................................................
7)    Number of shares/amount             8)      (    .%)
      of stock                                    of issued Class

             -
 ...............................................................................
9)    Number of shares/amount             10)      (0.02%)
      of stock disposed                          of issued Class

            150,000
 ...............................................................................
11)   Class of security                   12)  Price per share

      ORDINARY SHARES                          718(pound sterling)
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 ...............................................................................
13)   Date of transaction                 14)  Date company informed

      13 DECEMBER 1999                         13 DECEMBER 1999
 ...............................................................................
15)   Total holding following             16)  Total percentage holding
      this notification                        of issued class following
                                               this notification

      7,472,639                                1.11%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)   Date of grant                       18)  Period during which or
                                               date on which exercisable

          -                                            -
 ...............................................................................
19)   Total amount paid (if any)          20)  Description of shares or
      for grant of the option                  debentures involved:
                                               class, number

          -                                          -
 ...............................................................................
21)   Exercise price (if fixed            22)  Total number of shares or
      at time of grant) or                     debentures over which
      indication that price is                 options held following
      to be fixed at time of                   this notification
      exercise

          -                                          -
 ...............................................................................
23)   Any additional information          24)  Name of contact and tele-
                                               phone number for queries

          -                                    MICHAEL S. PERMAN
                                               0171-454 3942
 ...............................................................................
25)   Name and signature of                    MICHAEL S. PERMAN
      authorised company                       AMVESCAP PLC
      official responsible                     COMPANY SECRETARY
      for making this
      notification

      Date of Notification  14 DECEMBER 1999
 ...............................................................................



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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 14 December, 1999                     By /s/ MICHAEL S. PERMAN
     -----------------                       -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary